April 28, 2011

Securities and Exchange Commission

Public Filing Desk

100 F Street N.E.

Washington, D.C. 20549

RE:

Nile Capital Investment Trust, File Numbers 333-164528 and 811-22834

Ladies and Gentlemen:

On behalf of Nile Capital Investment Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 1 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of the filing is to amend the investment objective, principal investment strategies and principal investment risks of the Nile Pan Africa Fund.

If you have any questions concerning this filing please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ THOMPSON HINE LLP

THOMPSON HINE LLP